Exhibit (23)

Independent Accountants' Consent

The Board of Directors
LabOne, Inc.

We consent to incorporation by reference in the Registration Statement on Form S-8 of LabOne, Inc. (the Company), with respect to the LabOne, Inc. 2001 Long-Term Incentive Plan, of our report dated February 9, 2001, relating to the consolidated balance sheets of the Company and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000 which report appears in the Annual Report on Form 10-K for the fiscal year ended December 31, 2000 of LabOne, Inc. (formerly Lab Holdings, Inc.). We also consent to the reference to our firm under the heading "Experts" in the Prospectus.

KPMG LLP

Kansas City, Missouri
June 7, 2001